UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For the fiscal year ended April 30, 2014.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].
For the transition period from              to
Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DARDEN RESTAURANTS, INC.
1000 Darden Center Drive
Orlando, Florida 32837

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee as Administrator of the
Darden Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Certified Public Accountants
Orlando, Florida
October 24, 2014

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2014

	Participant directed funds	ESOP Fund (Note 8)	Total
Assets:
Investments, at fair value	$465,830,471	$642,932	$466,473,403
Common stock of Darden Restaurants, Inc. – allocated	42,521,536	160,489,679	203,011,215
Common stock of Darden Restaurants, Inc. – unallocated	—	39,775,606	39,775,606
Total investments	508,352,007	200,908,217	709,260,224
Receivables:
Employer contributions	395,597	460,620	856,217
Accrued dividends and interest	459,699	2,238,524	2,698,223
Notes receivable from Participants	22,491,609	—	22,491,609
Total receivables	23,346,905	2,699,144	26,046,049
Total assets	531,698,912	203,607,361	735,306,273
Liabilities:
ESOP loan	—	5,376,954	5,376,954
Interest payable	—	347	347
Total liabilities	—	5,377,301	5,377,301
Net assets available for benefits before adjustment for fully benefit-responsive investment contracts	$531,698,912	$198,230,060	$729,928,972
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(672,669)	—	(672,669)
Net assets available for benefits	$531,026,243	$198,230,060	$729,256,303

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Net Assets Available for Benefits
April 30, 2013

	Participant directed funds	ESOP Fund (Note 8)	Total
Assets:
Investments, at fair value	$413,581,410	$220,845	$413,802,255
Common stock of Darden Restaurants, Inc. – allocated	47,113,149	181,619,780	228,732,929
Common stock of Darden Restaurants, Inc. – unallocated	—	49,126,255	49,126,255
Total investments	460,694,559	230,966,880	691,661,439
Receivables:
Employer contributions	325,717	883,904	1,209,621
Receivable for investments sold	227,343	835,723	1,063,066
Accrued dividends and interest	456,683	2,279,546	2,736,229
Notes receivable from Participants	21,428,613	—	21,428,613
Total receivables	22,438,356	3,999,173	26,437,529
Total assets	483,132,915	234,966,053	718,098,968
Liabilities:
ESOP loan	—	6,238,954	6,238,954
Interest payable	—	1,426	1,426
Total liabilities	—	6,240,380	6,240,380
Net assets available for benefits before adjustment for fully benefit-responsive investment contracts	$483,132,915	$228,725,673	$711,858,588
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,013,138)	$—	(2,013,138)
Net assets available for benefits	$481,119,777	$228,725,673	$709,845,450

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2014

	Participant directed funds	ESOP Fund (Note 8)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$41,200,966	$(10,199,322)	$31,001,644
Dividends and interest	8,433,864	9,363,324	17,797,188
Net investment income (loss)	49,634,830	(835,998)	48,798,832
Notes receivable from Participants activity during the year:
Interest	904,021	—	904,021
Total notes receivable from Participants activity	904,021	—	904,021
Contributions:
Participants	37,090,528	—	37,090,528
Employer	5,279,268	460,620	5,739,888
Total contributions	42,369,796	460,620	42,830,416

Receipt of Assets for YardHouse Merger	3,602,587	—	3,602,587
Total additions	96,511,234	(375,378)	96,135,856
Deductions from net assets attributed to:
Benefits paid to participants	(60,903,120)	(14,891,233)	(75,794,353)
Interest expense	—	(11,825)	(11,825)
Administrative expenses	(777,240)	(141,585)	(918,825)
Transfers between funds	15,075,592	(15,075,592)	—
Total deductions	(46,604,768)	(30,120,235)	(76,725,003)
Net increase (decrease)	$49,906,466	$(30,495,613)	$19,410,853
Net assets available for benefits:
Beginning of year	481,119,777	228,725,673	709,845,450
End of year	$531,026,243	$198,230,060	$729,256,303
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2013

	Participant directed funds	ESOP Fund (Note 8)	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$37,151,185	$6,430,639	$43,581,824
Dividends and interest	7,629,166	9,247,625	16,876,791
Net investment income	44,780,351	15,678,264	60,458,615
Notes receivable from Participants activity during the year:
Interest	981,394	—	981,394
Total notes receivable from Participants activity	981,394	—	981,394
Contributions:
Participants	36,395,694	—	36,395,694
Employer	4,560,088	883,904	5,443,992
Total contributions	40,955,782	883,904	41,839,686
Total additions (deductions)	86,717,527	16,562,168	103,279,695
Deductions from net assets attributed to:
Benefits paid to participants	(45,767,655)	(13,883,006)	(59,650,661)
Interest expense	—	(88,803)	(88,803)
Administrative expenses	(947,045)	(121,397)	(1,068,442)
Transfers between funds	13,895,791	(13,895,791)	—
Total deductions	(32,818,909)	(27,988,997)	(60,807,906)
Net increase (decrease)	$53,898,618	$(11,426,829)	$42,471,789
Net assets available for benefits:
Beginning of year	427,221,159	240,152,502	667,373,661
End of year	$481,119,777	$228,725,673	$709,845,450
See accompanying notes to financial statements.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

(1)	Description of the Plan
The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to official Plan documents and the summary plan description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Darden Restaurants, Inc. (Company). The Plan, was originally effective as of June 1, 1973, but was most recently amended and restated effective as of May 1, 2012. The Plan is subject to applicable provisions of ERISA. The assets of the Plan are held and invested through the Darden Savings Plan Trust (the Trust). The Plan covers certain employees of the Company’s operating and administrative subsidiaries, and their divisions and affiliates who meet the Plan’s age and service requirements. Effective March 1, 2014, the Yard House USA 401(k) Plan was merged into the Plan.
Participants are permitted to defer into the Plan on both an “after-tax” and “before-tax” basis. The Internal Revenue Code (the Code) limits the amount of before-tax contributions that can be made to the Plan each year. The limit for Plan participants under age 50 was generally $17,500 and $17,500 in 2014 and 2013, respectively. Generally, participants who were at least age 50 or older during the year were permitted to make an additional “catch-up contribution” of $5,500 and $5,500 in 2014 and 2013, respectively.
Employee Contributions
Qualified employees who are at least 21 years of age may immediately begin making before-tax and after-tax contributions to the Plan upon commencement of employment. Generally, qualified employees may contribute 1% to 25% of eligible compensation to the Plan. Plan participants age 50 or older, who make maximum before-tax contributions to the Plan, may generally make an additional catch-up contribution.
Employer Contributions
Generally, qualified employees who complete a year of service are eligible for Company Matching Contributions. Effective as of June 1, 2008, certain qualified employees who made a one-time irrevocable election to forego benefit accruals under Darden’s pension plan as of October 1, 2008, are eligible for a Retirement Plus Contribution (RPC).
Company Matching Contributions
The Company will make a variable matching contribution ranging from 25% to 120% of an employee’s contributions, up to the first 6% of eligible compensation contributed to the Plan. Company Matching Contributions are contributed to the Plan on a quarterly basis and are invested in Darden common stock through the ESOP portion of the Plan.
DSP Advantage Bonus and DSP Advantage Matching Allocations
Prior to January 1, 2009, the Plan made DSP Advantage Bonus and DSP Advantage Matching Allocations to certain restaurant management and Restaurant Support Center administrative employees that had at least five years of service with the Company. Contributions were made in the form of Darden common stock through the ESOP portion of the Plan.
DSP Retirement Plus Contribution
The Company amended the Plan to allow for an additional non-elective Company contribution to eligible employees hired or rehired on or after June 1, 2008. The DSP RPC is intended to take the place of the cash balance portion of the Retirement Income Plan for Darden Restaurants, Inc.(RIP), which was frozen on June 1, 2008. Eligible employees who were participants in the RIP had a one-time irrevocable election to move to the Plan effective October 1, 2008 and receive the RPC. Eligible employees are automatically enrolled in the Plan and need not make contributions to the Plan to be eligible to receive the RPC. Retirement Plus Contributions are made on a quarterly basis, and equal 1.5% of eligible compensation. The Plan was amended, effective December 31, 2008, to provide that dividends on unallocated shares of Company Stock that are in excess of ESOP loan requirements and Plan expenses may be used to fund RPC.
Distributions and In-Service Withdrawals
Active employees may take regular, hardship and DSP Advantage withdrawals from the Plan, subject to certain limitations prescribed by the Plan.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

Upon termination of employment, participants are entitled to receive a distribution of their entire vested account balance. The vested portion of a participant’s account will automatically be distributed in a lump sum distribution at termination if the vested balance of a participant’s account is $1,000 or less. Terminated participants who have a vested account balance greater than $1,000 may elect either to receive a lump sum distribution or to leave their account in the Plan until attainment of age 65. The Plan charges a quarterly fee to terminated participants who leave their accounts in the Plan.
Vesting
Each participant is 100% vested in all employee contributions to the Plan and DSP Advantage Allocations, including earnings on all such amounts. Company Matching Contributions and RPC allocations are vested at a rate of 5% for each fiscal quarter beginning with the participant’s fifth quarter of service. An employee is fully vested after completion of 24 fiscal quarters of vesting service (except in the event of retirement, severance, divestiture or death) based on a participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirements.
ESOP Fund
The Plan purchased Company stock held in the Darden ESOP Fund (Note 8) using the proceeds of the ESOP loans. There are currently two ESOP loans outstanding payable to the Company to fund such purchases. These ESOP loans are secured by a pledge of the purchased Company stock. As ESOP loan repayments are made, the ESOP Trustee releases the leveraged shares. The Plan then uses these released shares to fund Company matching contributions, which are then allocated to eligible participants’ ESOP accounts
Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
Plan Administration
Wells Fargo Institutional Retirement and Trust (Trustee), a business unit of Wells Fargo Bank, N.A., serves as trustee and recordkeeper of the Plan. Wells Fargo Bank, N.A. is wholly-owned by Wells Fargo & Company.
Each participant is entitled to exercise voting rights attributable to the common stock of the Company shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares for which instructions have not been given by a participant and any unallocated shares in the same proportion as votes received.

(2)	Summary of Significant Accounting Policies

(a)Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting.
The Plan accounts for certain changes in net assets as follows:

•
Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

(b)Investments
The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedule.
The Plan also invests in a stable value fund that is a common collective trust invested in fully benefit-responsive investment contracts. As a result, in accordance with Accounting Standard Codification (ASC) Topic 962 Plan Accounting - Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis. The contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents principal contributions made by participants, plus interest accrued at a crediting rate established under the wrapper contract, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value, however, the Plan's management believes that the occurrence of such an event is not probable. Although such an event is not probable, an example may be a request by financial institution to terminate or partially terminate the contract at market value. Additionally, certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. While such events are not probable, a few examples include the termination of the trust holding the assets, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.
As of April 30, 2014, 34% of the Plan’s investments are in the common stock of the Company. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)Notes receivable from Participants
Notes receivable from Participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months even if repaid; 50% of their vested account balance; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. The loan amount may not result in loan repayments that exceed 50% of the participant’s 13 week average net take-home pay. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest are paid through payroll deductions and may be repaid in full at any time without penalty. As of April 30, 2014, interest rates ranged from 4.25% to 10.50% and loans mature through April 9, 2029.

(d)Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(e) Application of New Accounting Standards
The Plan has not adopted any new accounting standards in the current plan year. Other applicable accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

(3)	Forfeitures
Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority, to: (i) pay Plan expenses, (ii) reinstate previously forfeited amounts to rehired employees, (iii) be applied to Company Matching Contributions, (iv) to correct errors or resolve Plan claims, or (v) be allocated to participants’ Plan accounts. During the 2014 and 2013 Plan years, $691,809 and $819,401, respectively, of forfeitures were used to pay administrative expenses of the Plan. Forfeited funds were not used for any other reason during Plan years 2014 and 2013. Additionally, as of April 30, 2014 and 2013 forfeitures available for future use totaled $7,923 and $7,579, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

(4)	Choice of Investments
As of April 30, 2014, participant contributions and RPC to the Plan may be directed to 21 basic investment alternatives: Columbia Trust Stable Government I-10 Fund, ASTON/TAMRO Small Cap Collective Fund, American Funds EuroPacific Growth (R6), Pimco Total Return Fund, Vanguard Institutional Index Fund, Vanguard Target Retirement 2060 Trust II Fund, Vanguard Target Retirement 2055 Trust II Fund, Vanguard Target Retirement 2050 Trust II Fund, Vanguard Target Retirement 2045 Trust II Fund, Vanguard Target Retirement 2040 Trust II Fund, Vanguard Target Retirement 2035 Trust II Fund, Vanguard Target Retirement 2030 Trust II Fund, Vanguard Target Retirement 2025 Trust II Fund, Vanguard Target Retirement 2020 Trust II Fund, Vanguard Target Retirement 2015 Trust II Fund, Vanguard Target Retirement 2010 Trust II Fund, Vanguard Target Retirement Trust II Fund, Vanguard Total Bond Market Index, Vanguard Extended Market Index, Vanguard Total International Stock Index, and Company Common Stock Fund. All Company Match Contributions are initially invested in the Darden ESOP Fund; however, participants may set up a separate automatic investment fund election to diversify their Company match to other investment options in the Plan.

(5)	Investments
The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2014 and 2013:

	Year Ended
	April 30, 2014	April 30, 2013
Investments at fair value:
Columbia Trust Stable Government I-10 Fund, 2,795,799 and 2,945,996 shares at April 30, 2014 and 2013, respectively	$67,939,602	$72,157,307
Vanguard Institutional Index Fund, 650,377 and 429,953 shares at April 30, 2014 and 2013, respectively	112,359,167	62,966,632
ASTON/TAMRO Small Cap Collective Fund, 3,607,961 and 3,791,866 shares at April 30, 2014 and 2013, respectively	44,901,886	43,416,298
American Funds EuroPacific Growth (R6), 827,759 and 835,900 shares at April 30, 2014 and 2013, respectively	40,800,246	36,662,590
Common stock of Darden Restaurants, Inc. (including $39,775,606 and $49,126,255 of non-participant directed funds at April 30, 2014 and 2013, respectively), 4,884,064 and 5,381,739 shares at April 30, 2014 and 2013, respectively	242,786,821	277,859,184
Total dividends received by the Plan from the common stock of the Company for the years ended April 30, 2014 and 2013 were $11,295,506 and $10,994,585, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

The Plan’s investments appreciated (depreciated) in value, net, as follows:

	Year Ended
	April 30, 2014	April 30, 2013
Columbia Trust Stable Government I-10 Fund	$667,471	$1,141,179
ASTON/TAMRO Small Cap Collective Fund	3,797,333	5,692,187
American Funds EuroPacific Growth (R6)	4,484,284	3,770,801
Pimco Total Return Fund	(1,457,379)	694,182
Davis New York Venture Fund (Y)	1,252,578	2,599,091
Wellington Trust MidCap Opp Series 3	2,487,138	2,845,142
Harbor Capital Appreciation Fund	2,533,566	1,103,315
Vanguard Institutional Index Fund	14,566,777	7,866,518
Vanguard Target Retirement Trust II Funds	11,958,977	9,137,142
Vanguard Total International Stock Index	181,190	228,535
Vanguard Total Bond Market Index	(109,518)	49,952
Vanguard Extended Market Index	2,490,434	432,260
Common Stock of Darden Restaurants, Inc.	(1,651,885)	1,590,881
ESOP Fund	(10,199,322)	6,430,639
Total	$31,001,644	$43,581,824

(6)	Fair Value Measurement
Plan investments are recorded at fair value. Shares of common stock are valued at closing market prices and shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the mutual fund at year end. Unitized funds are valued at the net asset value of units of the pooled fund held by the Plan at year end. The net asset value of a unit reflects the combined market value of the underlying mutual fund and accrued interest.
Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.The common collective trust funds of the Plan consist of the following:
(1) ASTON/TAMRO Small Cap Collective Fund's objective is to provide long term capital appreciation by focusing on bottom-up stock selection with the goal of identifying companies that possess a sustainable competitive advantage combined with an attractive valuation.
(2) Columbia Trust Stable Government I-10 Fund (Columbia Trust Fund) is a stable value fund managed by Amerprise Trust Company whose objective is to preserve principal and income while maximizing current income. It is invested principally in RiverSource Trust Stable Capital Fund I (RVST Fund I), which is also managed by Amerprise Trust Company and has the same objective. RVST Fund I invests in a diversified pool of high quality bonds, other short-term investments, and stable value investment contracts issued by various banks, life insurance companies and other financial institutions. Columbia Trust Fund units can be issued and redeemed on any business day at the contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.
(3) Vanguard Target Retirement Trust II Funds are a series of Vanguard life-cycle funds that use a targeted maturity approach as a simplified way to meet investors’ different objectives, time horizons, and changing risk tolerances. The trust seeks to provide growth of capital and current income consistent with its target allocation by investing in a gradually more conservative mix over time.
There are currently no redemption restrictions on these investments.
Short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The ESOP loan is stated at cost, which approximates fair value because the loan bears interest at rates commensurate with loans of similar credit quality and duration as of year-end. The fair values of receivables and interest payable approximate their carrying amounts due to their short duration.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2014:

	Fair value of assets at April 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$242,786,821	$242,786,821	$—	$—
Short term investments	1,050,948	1,050,948	—	—
Mutual funds:
U.S. equity securities	143,278,554	143,278,554	—	—
International equity securities	43,741,933	43,741,933	—	—
Fixed income funds	30,868,791	30,868,791	—	—
Total mutual funds	217,889,278	217,889,278	—	—
Common collective trust:
Fixed income	67,939,602	—	67,939,602	—
U.S. equity securities	44,901,886	—	44,901,886	—
Balanced	134,691,689	—	134,691,689
Total common collective trust	247,533,177	—	247,533,177	—
Total	$709,260,224	$461,727,047	$247,533,177	$—

The following table summarizes the fair values of financial instruments measured at fair value on a recurring basis at April 30, 2013:

	Fair value of assets at April 30, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Darden common stock	$277,859,184	$277,859,184	$—	$—
Short term investments	894,387	894,387	—	—
Mutual funds:
U.S. equity securities	84,609,274	84,609,274	—	—
International equity securities	38,968,812	38,968,812	—	—
Balanced	99,703,620	99,703,620	—	—
Total mutual funds	223,281,706	223,281,706	—
Common collective trust:
Fixed income	72,157,307	—	72,157,307	—
U.S. equity securities	80,807,880	—	80,807,880	—
Total common collective trust	152,965,187	—	152,965,187	—
Unitized fixed income funds	36,660,975	—	36,660,975	—
Total	$691,661,439	$502,035,277	$189,626,162	$—

(7)	Common Stock of Darden Restaurants, Inc.
At April 30, 2014 and 2013, the fair value of the shares held in non ESOP Fund participant directed accounts was $42,521,536 (855,392 shares) and $47,113,149 (912,515 shares), respectively. For further information on the Company, participants should refer to the Company’s consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

(8)	ESOP Fund
The Plan previously entered into several ESOP loan transactions and borrowed money from the Company to purchase shares of Company stock. These ESOP loans are secured by pledges of the purchased Company stock. The ESOP Trustee holds the purchased shares (also referred to as leveraged shares) in a designated ESOP Fund, along with some cash held in short-term investments. As ESOP loan repayments are made, the ESOP Trustee releases these shares. The Plan may use these released shares to fund Company matching contributions, which are then allocated to eligible participants’ ESOP accounts. Dividends are also automatically reinvested in participants’ ESOP accounts unless a participant has elected to receive such dividends in cash. Participants are able to immediately transfer ESOP funds credited to their ESOP accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.
At April 30, 2014 and 2013, the ESOP Fund consists of 4,028,672 and 4,469,224 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 3,228,519 shares at April 30, 2014 and 3,517,718 shares at April 30, 2013 of Company common stock have been allocated to individual participant accounts. The remaining 800,153 shares at April 30, 2014 and 951,506 shares at April 30, 2013 of Company common stock, which are held by the ESOP Trustee, are unallocated (suspense) shares reserved for future Company matching contributions. At April 30, 2014, the fair value of the 800,153 unallocated Company shares was $39,775,606 and the fair value of the 3,228,519 allocated shares was $160,489,679. At April 30, 2013, the fair value of the 951,506 unallocated Company shares was $49,126,255 and the fair value of the 3,517,718 allocated shares was $181,619,780. Cash dividends on unallocated shares of Company stock can be used to repay promissory notes, pay Plan expenses, or fund the DSP-Retirement Plus Contributions.
The ESOP Fund has two promissory notes payable to the Company, with outstanding principal balances of $4,071,000 and $1,305,954 as of April 30, 2014 and $4,883,000 and $1,355,954 as of April 30, 2013. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2014, the interest rates on the notes were 0.1555% and 0.2341%, respectively. As of April 30, 2013, the interest rate on both the notes was 0.5532%. No principal payments on the remaining notes are required until the due dates, December 15, 2019 and December 31, 2018, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2014 and 2013, the ESOP Fund made principal payments of $862,000 and $1,064,000, respectively.

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

Information about the net assets and significant components of the changes in net assets relating to the ESOP Fund as of and for the years ended April 30, 2014 and 2013 is presented in the following tables:

ESOP Fund Statement of Net Assets Available for Benefits
April 30, 2014
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$43,656	$599,276	$642,932
Common stock of Darden Restaurants, Inc. – allocated	—	160,489,679	160,489,679
Common stock of Darden Restaurants, Inc. – unallocated	39,775,606	—	39,775,606
Total investments	39,819,262	161,088,955	200,908,217
Receivables:
Employer contributions	—	460,620	460,620
Accrued dividends and interest	440,569	1,797,955	2,238,524
Total receivables	440,569	2,258,575	2,699,144
Total assets	40,259,831	163,347,530	203,607,361
Liabilities:
ESOP loan	5,376,954	—	5,376,954
Interest payable	347	—	347
Total liabilities	5,377,301	—	5,377,301
Net assets available for benefits	$34,882,530	$163,347,530	$198,230,060

Company common shares:
Number of shares	800,153	3,228,519
Cost	$4,176,794	$24,995,714
Fair Value	39,775,606	160,489,679

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

ESOP Fund Statement of Net Assets Available for Benefits
April 30, 2013
	Non-participant Directed	Participant Directed	Total
Assets:
Cash and short-term investments, at fair value	$48,964	$171,881	$220,845
Common stock of Darden Restaurants, Inc. – allocated	—	181,619,780	181,619,780
Common stock of Darden Restaurants, Inc. – unallocated	49,126,255	—	49,126,255
Total investments	49,175,219	181,791,661	230,966,880
Receivables:
Employer contributions	—	883,904	883,904
Receivable for investments sold	—	835,723	835,723
Accrued dividends and interest	476,244	1,803,302	2,279,546
Total receivables	476,244	3,522,929	3,999,173
Total assets	49,651,463	185,314,590	234,966,053
Liabilities:
ESOP loan	6,238,954	—	6,238,954
Interest payable	1,426	—	1,426
Total liabilities	6,240,380	—	6,240,380
Net assets available for benefits	$43,411,083	$185,314,590	$228,725,673

Company common shares:
Number of shares	951,506	3,517,718
Cost	$4,816,778	$26,719,259
Fair Value	49,126,255	181,619,780

DARDEN SAVINGS PLAN
Notes to Financial Statements
April 30, 2014 and 2013

ESOP Fund Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2014
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,729,907)	$(8,469,415)	$(10,199,322)
Dividends and interest	1,895,861	7,467,463	9,363,324
Net investment income (loss)	165,954	(1,001,952)	(835,998)

Employer Contributions	—	460,620	460,620
Total additions (deductions)	165,954	(541,332)	(375,378)

Deductions from net assets attributed to:
Benefits paid to participants	—	(14,891,233)	(14,891,233)
Interest expense	(11,825)	—	(11,825)
Administrative expenses	(92,637)	(48,948)	(141,585)
Transfers between funds	(8,590,045)	(6,485,547)	(15,075,592)
Total deductions	(8,694,507)	(21,425,728)	(30,120,235)
Net decrease	$(8,528,553)	$(21,967,060)	$(30,495,613)
Net assets available for benefits:
Beginning of year	43,411,083	185,314,590	228,725,673
End of year	$34,882,530	$163,347,530	$198,230,060

ESOP Fund Statement of Changes in Net Assets Available for Benefits
Year ended April 30, 2013
	Non-participant Directed	Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,642,115	$4,788,524	$6,430,639
Dividends and interest	2,016,349	7,231,276	9,247,625
Net investment income	3,658,464	12,019,800	15,678,264

Employer Contributions	—	883,904	883,904
Total additions	3,658,464	12,903,704	16,562,168

Deductions from net assets attributed to:
Benefits paid to participants	—	(13,883,006)	(13,883,006)
Interest expense	(88,803)	—	(88,803)
Administrative expenses	—	(121,397)	(121,397)
Transfers between funds	(10,316,284)	(3,579,507)	(13,895,791)
Total deductions	(10,405,087)	(17,583,910)	(27,988,997)
Net decrease	$(6,746,623)	$(4,680,206)	$(11,426,829)
Net assets available for benefits:
Beginning of year	50,157,706	189,994,796	240,152,502
End of year	$43,411,083	$185,314,590	$228,725,673

(9)	Party-in-Interest Transactions
Certain Plan investments are in common stock of the Company and money market funds managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, inclusive of fees paid by plan forfeitures and fees paid by terminated participants used to cover plan expenses, were $691,809 and $819,401 for the years ended April 30, 2014 and 2013, respectively.
Certain Plan assets are loans to participants who are employees of the Company; therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay quarterly fees; therefore, these transactions also qualify as party-in-interest transactions. Fees paid by terminated participants were $104,317 and $97,112 for the years ended April 30, 2014 and 2013, respectively.

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to Form 5500:

	2014	2013
Net assets available for benefits per the accompanying financial statements	$729,256,303	$709,845,450
Notes receivable from Participants – deemed distributions	(743,752)	(784,676)
Net assets available for benefits per Form 5500	$728,512,551	$709,060,774

The following is a reconciliation of total deductions to net assets, net, per the accompanying financial statements to Form 5500:

	2014	2013
Total deductions per the accompanying financial statements	$76,725,003	$60,807,906
Deemed distributed notes receivable from Participants offset by total distributions	(40,925)	171,670
Total deductions per Form 5500	$76,684,078	$60,979,576

(11)	Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as restated effective May 1, 2012, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code, and therefore, the Plan qualifies under Sections 401(a) and 4975(e)(7) and the related Trust is tax exempt as of April 30, 2014. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of April 30, 2014 there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and is currently under IRS audit for the Plan years ended April 30, 2012 and April 30, 2013. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(12)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Plan by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan Trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market.

(13)	Subsequent Events
On May 15, 2014, the Company entered into an agreement to sell Red Lobster and certain related assets and associated liabilities. The Company closed the Red Lobster sale on July 28, 2014. As a result, all balances within the Plan, with the exception of balances in the Darden Company Stock Fund and Darden ESOP Fund, related to Red Lobster employees active anytime between July 21 - 28, 2014 (the determination dates) were automatically transferred to the new Red Lobster 401(k) Plan which became effective July 28, 2014. Active Red Lobster employees were fully vested in their Plan accounts prior to the balance transfer to the new Red Lobster 401(k) Plan. As of July 28, 2014, Red Lobster employees are considered to be terminated participants in the Plan and had the option to request a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances remaining in the Plan. If participants elect to receive a distribution of any Darden Company Stock Fund and Darden ESOP Fund balances in cash (as opposed to company stock), they will also have the option to roll their distribution over into the Red Lobster 401(k) Plan. The following two categories of Red Lobster employees are also entitled to full vesting of their Plan accounts:  (i) any Red Lobster employee not actively employed as of July 28, 2014 who returns to work within 6 months of July 28, 2014 and (ii) any Delayed Transfer Employee (as defined in the July 28, 2014 side letter to the Asset and Stock Purchase Agreement between Darden Restaurants, Inc. and RL Acquisition, LLC). This brand divestiture does not imply a Company decision to terminate the plan, as a result, the financial statement presentation remains consistent with ASC Topic 962-205, Plan Accounting-Defined Contribution Pension Plans-Presentation of Financial Statements, and does not need to be prepared on the liquidation basis of accounting, as described in paragraph ASC 962-40-35-1.
There have been no other subsequent events through the issuance of these financial statements on October 24, 2014.

DARDEN SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
April 30, 2014

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	4,884,064	$95,613,415	$242,786,821
Columbia Trust Stable Government I-10 Fund	2,795,799	64,359,434	67,266,933
ASTON/TAMRO Small Cap Collective Fund	3,607,961	37,424,043	44,901,886
American Funds EuroPacific Growth (R6)	827,759	33,422,949	40,800,246
Pimco Total Return Fund	2,521,537	25,050,210	27,333,457
Vanguard Institutional Index Fund	650,377	81,540,672	112,359,167
Vanguard Target Retirement 2060 Trust II Fund	34,437	899,626	920,835
Vanguard Target Retirement 2055 Trust II Fund	49,018	1,621,275	1,663,654
Vanguard Target Retirement 2050 Trust II Fund	390,237	9,617,792	9,876,901
Vanguard Target Retirement 2045 Trust II Fund	1,050,298	25,751,913	26,456,998
Vanguard Target Retirement 2040 Trust II Fund	436,171	10,706,383	10,991,507
Vanguard Target Retirement 2035 Trust II Fund	1,169,874	28,200,864	28,977,789
Vanguard Target Retirement 2030 Trust II Fund	362,637	8,760,028	8,986,153
Vanguard Target Retirement 2025 Trust II Fund	949,363	23,459,470	24,075,842
Vanguard Target Retirement 2020 Trust II Fund	307,861	7,770,920	7,970,525
Vanguard Target Retirement 2015 Trust II Fund	375,518	9,669,367	9,909,911
Vanguard Target Retirement 2010 Trust II Fund	37,299	967,431	990,279
Vanguard Target Retirement Trust II Fund	134,420	3,789,741	3,871,295
Vanguard Total Bond Market Index	328,868	3,512,755	3,535,334
Vanguard Extended Market Index	492,269	29,133,473	30,919,387
Vanguard Total International Stock Index	86,368	2,700,337	2,941,687
Short-term Investment Fund*	1,050,948	1,050,948	1,050,948
Notes receivable from Participants outstanding – interest rates ranging from 5.00% – 10.50% with varying maturities*	5,540	—	22,491,609
Total			$731,079,164

*	Party-in-interest

**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit Number	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plans Committee (as Plan Fiduciary and administrator of the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

		By:	Benefit Plans Committee,
as Plan Fiduciary and administrator
of the financial aspects of
the Darden Savings Plan

Dated:	October 24, 2014	By:	/s/ Danielle Kirgan
Danielle Kirgan, Chairperson
Benefit Plans Committee
Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.